SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three month periods ended September 30, 2024 and 2023

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

Three month periods September 30, 2024 and 2023

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at September 30, 2024, and June 30, 2024
(Unaudited in thousands of US dollars, except per share data)

		September 30	June 30,
	Note	2024	2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	16,749	16,231
Trade and other receivables	4	16,299	18,596
Inventories	6	13,788	14,768
Sales tax receivable		453	485
Income tax receivable		1,596	956
Contract assets		1,393	1,479
Derivative assets	15	483	727
Other current assets		3,577	3,867
		54,338	57,109
Non-current assets
Property and equipment	7	7,669	8,394
Right-of-use assets	8	9,428	10,164
Intangible assets	9	115,930	124,128
Development costs	10	7,909	7,810
Deferred income tax assets		2,127	2,334
Goodwill	12	187,502	187,502
Contract assets		2,235	2,418
Derivative assets	15	128	320
Other non-current assets		459	466
		387,725	400,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	18,718	21,450
Provisions	13	405	405
Sales tax payable		7,874	5,955
Income tax payable		95	115
Operating facility and loans	15	22,050	19,875
Contract liabilities	16	8,248	9,582
Lease obligations on right-of-use assets	8	2,500	2,722
		59,890	60,104
Long term liabilities
Operating facility and loans	15	47,050	57,950
Contract liabilities	16	3,344	3,072
Non-current lease obligations on right-of-use assets	8	8,037	8,562
Deferred income tax liabilities		8,894	9,895
Other non-current liabilities		2,286	1,332
		129,501	140,915
Shareholders’ equity
Share capital		382,042	380,986
Contributed surplus		19,725	20,053
Accumulated other comprehensive income		302	626
Accumulated deficit		(143,845)	(141,935)
		258,224	259,730
		387,725	400,645

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
		September 30,	September 30,
	Note	2024	2023
		$	$
Revenue	19	60,150	63,028
Cost of sales		18,969	19,000
Gross profit		41,181	44,028

Expenses
Sales and marketing		12,556	16,517
Research and development	10	11,342	9,315
General and administration		9,960	10,808
Amortization of intangible assets	9	8,198	8,361
Interest expense (net)	4,15	1,378	1,662
Restructuring and business integration costs		—	156
Loss before income tax		(2,253)	(2,791)
Provision for income taxes
Current	11	491	385
Deferred	11	(834)	(732)
Net loss		(1,910)	(2,444)

Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Change in fair value of interest rate swaps, net of tax	11,15	(324)	(93)
Comprehensive loss		(2,234)	(2,537)

Loss per share
Basic and diluted	17(iii)	$(0.06)	$(0.07)

Weighted average number of shares outstanding
Basic and diluted	17(iii)	33,402,422	33,126,673

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
			$	$	$	$	$
Balance, July 1, 2023		33,038,367	379,924	18,132	1,335	(133,276)	266,115
Net loss		—	—	—	—	(2,444)	(2,444)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	(93)	—	(93)
Common shares issued for RSU exercised	17(i)	145,833	571	(571)	—	—	—
Share-based compensation expense	17(ii)	—	—	662	—	—	662
Balance, September 30, 2023		33,184,200	380,495	18,223	1,242	(135,720)	264,240

Balance, July 1, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730

Net loss		—	—	—	—	(1,910)	(1,910)
Change in fair value of interest rate swaps, net of tax	11,15	—	—	—	(324)	—	(324)
Common shares issued for RSU exercised	17(i)	197,525	1,056	(1,056)	—	—	—
Share-based compensation expense	17(ii)	—	—	728	—	—	728
Balance, September 30, 2024		33,537,684	382,042	19,725	302	(143,845)	258,224
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
		September 30	September 30
	Note	2024	2023
Operating activities		$	$
Net loss		(1,910)	(2,444)
Adjustments for:
Depreciation of property and equipment	7	1,085	1,073
Depreciation of right-of-use assets	8	678	759
Amortization of intangible assets	9	8,198	8,361
Amortization of development costs	10	1,426	972
Income tax expense (recovery)	11	(343)	(347)
Income tax paid		(819)	(39)
Share-based compensation expense	17(ii)	728	662
Unrealized foreign exchange loss		(29)	(29)
Accretion expense	8	83	108
Loss on disposal of property and equipment	7	76	82
Changes in working capital
Trade and other receivables		2,297	1,471
Inventories		980	80
Sales tax receivable		32	29
Contract assets		269	153
Other assets		297	817
Sales tax payable		1,919	179
Accounts payable and accrued liabilities		(2,732)	(3,933)
Provisions		—	87
Other non current liabilities		954	780
Contract liabilities		(1,062)	(972)
Net cash provided by operating activities		12,127	7,849
Investing activities
Purchase of property and equipment	7	(436)	(685)
Development costs	10	(1,679)	(1,915)
Net cash flows used in investing activities		(2,115)	(2,600)
Financing activities
Repayments of operating facility and loan	15	(8,725)	(4,425)
Repayment of lease obligations on right-of-use assets	8	(769)	(841)
Net cash flows used in financing activities		(9,494)	(5,266)

Increase (Decrease) in cash and cash equivalents		518	(17)
Cash and cash equivalents, beginning of the period		16,231	11,156
Cash and cash equivalents, end of the period		16,749	11,139

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2025 are Sangoma Technologies Inc., Sangoma US Inc., Digium Inc., NetFortris Corporation, Star2Star Communications LLC, VoIP Supply LLC, and VoIP Innovations LLC.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three month periods ended September 30, 2024 and 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 6, 2024.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2024. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2024.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Cash and cash equivalents are comprised of:

	September 30	June 30,
	2024	2024
	$	$
Cash at bank and on hand	16,749	16,231

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at September 30, 2024 and June 30, 2024 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

		September 30	September 30
	Note	2024	2023
		$	$
Interest expense	15	1,295	1,554
Accretion expense	8	83	108
Interest expense (net)		1,378	1,662

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	September 30	June 30,
	2024	2024
	$	$
Trade receivables	13,728	16,025
Receivable related to working capital adjustment	2,571	2,571
Trade and other receivables	16,299	18,596

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
During the three month period ended September 30, 2024, the Company received $nil (September 30, 2023 - $1,164) cash from the escrow account for the working capital provision related to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of NetFortris. The remaining balance is $2,571 as at September 30, 2024 (June 30, 2024 - $2,571).

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	September 30	June 30,
	2024	2024
	$	$
Trade receivables aging:
0-30 days	11,033	12,229
31-90 days	1,914	2,995
Greater than 90 days	2,006	2,170
	14,953	17,394
Expected credit loss provision	(1,225)	(1,369)
Net trade receivables	13,728	16,025

The movement in the provision for expected credit losses can be reconciled as follows:

	September 30	June 30,
	2024	2024
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,369)	(1,566)
Net change in expected credit loss provision during the period	144	197
Expected credit loss provision, ending balance	(1,225)	(1,369)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at September 30, 2024:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	18,718	—	—	—	18,718
Sales tax payable	7,874	—	—	—	7,874
Operating facility and loans	22,050	20,600	16,225	10,225	69,100
Lease obligations on right of use assets	2,775	1,902	1,537	5,391	11,605
Other non-current liabilities	—	—	—	2,286	2,286
	51,417	22,502	17,762	17,902	109,583

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP) , therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at September 30, 2024, a 10% depreciation or appreciation of the CAD, EUR, GBP, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $260 (June 30, 2024 - $46) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at September 30, 2024, a change in the interest rate of 1% per annum would have an impact of approximately $553 (September 30, 2023 - $753) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps are a current asset of $483 and non-current asset of $128 on September 30, 2024 (June 30, 2024 - current asset of $727 and non-current asset of $320).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	September 30	June 30,
	2024	2024
	$	$
Finished goods	9,603	10,740
Components and parts	5,695	5,537
	15,298	16,277
Provision for obsolescence	(1,510)	(1,509)
Net inventory carrying value	13,788	14,768

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

	Office furniture		Stockroom
	and computer	Software	and production	Tradeshow	Leasehold
	equipment		equipment	equipment	improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2023	5,366	458	12,867	47	450	19,188
Additions	660	42	3,368	—	60	4,130
Disposals	(52)	—	(579)	—	—	(631)
Balance at June 30, 2024	5,974	500	15,656	47	510	22,687
Additions	166	—	270	—	—	436
Disposals	—	—	(220)	—	—	(220)
Balance at September 30, 2024	6,140	500	15,706	47	510	22,903

Accumulated depreciation
Balance at July 1, 2023	3,364	434	5,906	47	285	10,036
Depreciation expense	815	22	3,539	—	119	4,495
Disposals	—	—	(238)	—	—	(238)
Balance at June 30, 2024	4,179	456	9,207	47	404	14,293
Depreciation expense	182	7	885	—	11	1,085
Disposals	—	—	(144)	—	—	(144)
Balance at September 30, 2024	4,361	463	9,948	47	415	15,234

Net book value as at:
Balance at June 30, 2024	1,795	44	6,449	—	106	8,394
Balance at September 30, 2024	1,779	37	5,758	—	95	7,669

For the three month period ended September 30, 2024, depreciation expense of $211 (September 30, 2023 - $245) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expense in the amount of $874 were included in cost of sales for the three month period ended September 30, 2024 (September 30, 2023 - $828).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Present value of leases
Balance as at July 1, 2023	22,182
Additions	814
Terminations	(3,239)
Balance at June 30, 2024	19,757
Additions	—
Terminations	(509)
Balance at September 30, 2024	19,248
Accumulated depreciation and repayments
Balance as at July 1, 2023	9,030
Depreciation expense	2,870
Terminations	(2,307)
Balance at June 30, 2024	9,593
Depreciation expense	678
Terminations	(451)
Balance at September 30, 2024	9,820
Net book value as at:
June 30, 2024	10,164
September 30, 2024	9,428

Lease Obligations
$
Present value of leases
Balance as at July 1, 2023	14,331
Additions	814
Repayments	(3,163)
Accretion expense	394
Terminations	(1,086)
Effects of movements on exchange rates	(6)
Balance at June 30, 2024	11,284
Additions	—
Repayments	(769)
Accretion expense	83
Terminations	(68)
Effects of movements on exchange rates	7
Balance at September 30, 2024	10,537
Lease Obligations - Current	2,500
Lease Obligations - Non-current	8,037
10,537

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

				Other
	Purchased	Customer		purchased
	technology	relationships	Brand	intangibles	Total
	$	$	$	$	$
Cost
Balance at July 1, 2023	110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2024	110,123	126,456	6,787	2,748	246,114
Balance at September 30, 2024	110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2023	41,576	40,821	3,586	2,694	88,677
Amortization expense	17,683	14,948	624	54	33,309
Balance at June 30, 2024	59,259	55,769	4,210	2,748	121,986
Amortization expense	4,346	3,698	154	—	8,198
Balance at September 30, 2024	63,605	59,467	4,364	2,748	130,184
Net book value as at:
Balance at June 30, 2024	50,864	70,687	2,577	—	124,128
Balance at September 30, 2024	46,518	66,989	2,423	—	115,930

For the three month period ended September 30, 2024, amortization expense of intangible assets was $8,198 (September 30, 2023 - $8,361).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2023	12,051
Additions	6,782
Cost fully amortized	(309)
Investment tax credits	(822)
Balance at June 30, 2024	17,702
Additions	1,679
Investment tax credits	(154)
Balance at September 30, 2024	19,227

Accumulated amortization
Balance at July 1, 2023	(5,482)
Amortization	(4,480)
Cost fully amortized	70
Balance at June 30, 2024	(9,892)
Amortization	(1,426)
Balance at September 30, 2024	(11,318)

	September 30	June 30,
	2024	2024
	$	$
Net capitalized development costs	7,909	7,810

Amortization expense is included in research and development expense in the condensed consolidated interim statements of loss and comprehensive loss. For the three month period ended September 30, 2024, amortization was $1,426 (September 30, 2023 - $972 ). In addition to the above amortization, the Company has recognized $9,916 of engineering expenditures as expenses during the three month period ended September 30, 2024 (September 30, 2023 - $8,343).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended
	September 30
	2024	2023
Statutory income tax rate	25.78%	26.15%
	$	$
Loss before income tax	(2,253)	(2,791)
Expected income tax recovery	(581)	(715)
Difference in foreign tax rates	—	8
Share based compensation	187	170
Other non deductible expenses	(24)	(30)
Changes in estimates	1	194
Scientific Research and Experimental Development (SR&ED)	20	26
Changes in tax benefits not recognized	54	—
Income tax recovery	(343)	(347)

The Company’s income tax expense is allocated as follows:	$	$
Current tax expense	491	385
Deferred income tax recovery	(834)	(732)
Income tax recovery	(343)	(347)

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2023	187,502
Balance at June 30, 2024	187,502
Balance at September 30, 2024	187,502

There is no addition to goodwill for the three month period ended September 30, 2024.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2023	237
Additional provision recognized	168
Balance at June 30, 2024	405
Balance at September 30, 2024	405

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Consideration payable

During the three month period ended September 30, 2024, the Company made payments of $nil (September 30, 2023 $nil). As of September 30, 2024, the Company's has no outstanding balance of consideration payable (September 30, 2023 $1,894).

The fair value of consideration payable as at September 30, 2024 is summarized below:

$
Opening balance, July 1, 2023	1,894
Payments	(2,096)
Remeasurement during the period	202
Ending balance, June 30, 2024	—
Ending balance, September 30, 2024	—

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and will be fully repaid on September 30, 2025. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a five years interest rate credit swap with the two banks for $8,700 each. The balance outstanding against this term loan facility as of September 30, 2024 is $5,800 (June 30, 2024 - $7,250). As at September 30, 2024, term loan facility balance of $5,800 (June 30, 2024 - $5,800) is classified as current and $nil (June 30, 2024 - $1,450) as long-term in the condensed consolidated interim statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc.

The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of September 30, 2024 is $21,875 (June 30, 2024 - $24,063). As at September 30, 2024, $8,750 (June 30, 2024 - $8,750) is classified as current and $13,125 (June 30, 2024 - $15,313) is classified as long-term in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
(iii)On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The balance outstanding against this term loan facility as of September 30, 2024 is $37,125 (June 30, 2024 - $37,912). As at September 30, 2024, $7,500 (June 30, 2024 - $5,325) is classified as current and $29,625 (June 30, 2024 - $32,587) is classified as long-term in the condensed consolidated interim statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of September 30, 2024, the amount of $4,300 (June 30, 2024 - $8,600) remains outstanding on the revolving credit facility and is classified as long term in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2024, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $1,295 (September 30, 2023 - $1,560). During the three month period ended September 30, 2024, the Company borrowed $nil (September 30, 2023 - $nil) in term loans and repaid $4,425 (September 30, 2023 - $4,425) in term loans. The Company repaid $4,300 (September 30, 2023 - $nil) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at September 30, 2024, and June 30, 2024 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of September 30, 2024, the notional amount of the interest rate swap was $27,845 (June 30, 2024 – $27,845). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2024 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at September 30, 2024, the fair value of the interest rate swap assets were valued at current of $483 (June 30, 2024 - $727) and non-current $128 (June 30, 2024 – $320). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
For the three month period ended September 30, 2024, the change in fair value of the interest rate swaps, net of tax, was a loss of $324 (September 30, 2023 – a loss of $93) recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at September 30, 2024, and June 30, 2024 are below:

$
Opening balance, July 1, 2023	14,551
Revenue deferred during the period	38,500
Deferred revenue recognized as revenue during the period	(40,397)
Ending balance, June 30, 2024	12,654
Revenue deferred during the period	10,138
Deferred revenue recognized as revenue during the period	(11,200)
Ending balance, September 30, 2024	11,592

Contract liabilities - Current	8,248
Contract liabilities - Non-current	3,344
11,592

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2024 and 2023, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended
	September 30, 2024	September 30, 2023
	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,340,159	33,038,367
Shares issued upon exercise of RSUs	197,525	145,833
Outstanding, end of the period	33,537,684	33,184,200

During the three month period ended September 30, 2024, a total of nil (September 30, 2023 – nil) options were exercised for cash consideration of $nil (September 30, 2023 - $nil), and the Company recorded a charge of $nil (September 30, 2023 – $nil) from contributed surplus to share capital.

During the three month period ended September 30, 2024, a total of 197,525 (September 30, 2023 – 145,833) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $1,056 (September 30, 2023 – $571) from contributed surplus to share capital.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period. For PSUs granted prior to fiscal 2024 and in the current fiscal 2025, the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, for the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days for the non-market-based performance targets. For PSUs granted during fiscal 2024, the final amount is based 100% on market-based performance targets.

For the three month period ended September 30, 2024, the Company recognized share-based compensation expense in the amount of $728 (September 30, 2023 - $662).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the three month period ended September 30, 2024 and September 30, 2023, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2023	723,051	13.58
Forfeited	(22,939)	(12.57)
Balance, September 30, 2023	700,112	13.61

Balance, July 1, 2024	462,346	15.21
Expired	(13,970)	24.15
Balance, September 30, 2024	448,376	16.44

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	September 30,			September 30,
	2024			2023
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$5.01 - $7.00	—	—	0.00	61,766	59,606	0.24
$7.01 - $9.00	116,000	58,117	2.75	209,500	65,507	3.75
$9.01 - $12.00	76,308	65,615	0.68	104,698	71,389	1.68
$12.01 - $15.00	45,000	25,325	2.50	48,125	20,005	3.50
$15.01 - $18.00	120,085	90,273	1.75	150,045	88,023	2.75
$18.01 - $20.00	22,856	15,740	1.75	22,856	11,444	2.75
$20.01 - $27.00	68,127	59,794	1.36	103,122	64,598	2.36
	448,376	314,864	1.84	700,112	380,572	2.66

Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the three month period ended September 30, 2024.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the period	—	—	102,500	102,500
Awards exercised during the period	—	—	(145,833)	(145,833)
Awards forfeited during the period	—	(17,500)	(11,667)	(29,167)
Awards outstanding September 30, 2023	66,391	112,500	75,000	253,891

Awards outstanding July 1, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the period	—	271,000	271,000	542,000
Awards exercised during the period	—	—	(197,525)	(197,525)
Awards outstanding September 30, 2024	172,086	770,800	680,632	1,623,518

During the three month period ended September 30, 2024, nil DSUs were granted (September 30, 2023 – nil). The fair value of each DSU issued during the three month period ended September 30, 2024 is $nil per share (September 30, 2023 – $nil).

During the three month period ended September 30, 2024, 271,000 PSUs were granted (September 30, 2023 – nil). The average fair value tied to market-based performance targets for each PSU issued during the three month period ended September 30, 2024 is $6.68 per share (September 30, 2023 – $nil ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	Three month periods ended
	September 30	September 30
	2024	2023
Share price	$6.68	$—
Expected volatility	64.00%	—%
Time to expiry	2.76 years	0
Risk-free interest rate	3.42%	—%

During the three month period ended September 30, 2024, 271,000 RSUs were granted (September 30, 2023 – 102,500). The average fair value of each RSU issued during the three month period ended September 30, 2024 is $5.65 per share (September 30, 2023 –$3.98 ).

During the three month period ended September 30, 2024, 197,525 RSUs were exercised and settled through the issuance of common shares (September 30, 2023 – 145,833).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended
	September 30	September 30
	2024	2023
Number of shares:
Weighted average number of shares outstanding	33,402,422	33,126,673
Weighted average number of shares used in basic and diluted earnings per share	33,402,422	33,126,673
Net loss	$(1,910)	$(2,444)
Loss per share
Basic and diluted loss per share	$(0.06)	$(0.07)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	Three month periods ended
	September 30	September 30
	2024	2023
DSU	172,086	66,391
PSU	770,800	112,500
RSU	680,632	75,000
Stock options	448,376	700,112
	2,071,894	954,003

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the three month periods ended September 30, 2024 and 2023.

19.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three month periods ended September 30, 2024 and 2023 as follows:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended
	September 30	September 30
	2024	2023
	$	$
Products	10,457	11,872
Services	49,693	51,156
Total revenues	60,150	63,028

The sales in each of these geographic locations for the three month periods ended September 30, 2024 and 2023 as follows:

	Three month periods ended
	September 30	September 30
	2024	2023
	$	$
USA	56,753	58,693
Others	3,397	4,335
Total revenues	60,150	63,028

The non-current assets, in US dollars, in each of the geographic locations as at September 30, 2024, and June 30, 2024 are below:

	September 30	June 30,
	2024	2024
	$	$
USA	328,265	338,079
Others	5,122	5,457
Total non-current assets	333,387	343,536

Non-current assets included in Others primarily consists of assets held in Canada.

20.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 6, 2024.